SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 15
 Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Sections 13 and 15(d)
            of the Securities Exchange Act of 1934.

                                  Commission File No.:  000-01946

                        Dart Group Corporation
     (Exact name of registrant as specified in its charter)

3300 75th Avenue, Landover, Maryland 20785   (301) 226-1200
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

                          None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(i)      [X]
Rule 12g-4(a)(1)(ii)     [   ]     Rule 12h-3(b)(1)(ii)     [   ]
Rule 12g-4(a)(2)(i)      [   ]     Rule 12h-3(b)(2)(i)      [   ]
Rule 12g-4(a)(2)(ii)     [   ]     Rule 12h-3(b)(2)(ii)     [   ]
                                   Rule 15d-6               [   ]
Approximate number of holders of record as of the certification
or notice date:   1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dart Group Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 18, 1998                DART GROUP CORPORATION


                               By: /s/ John E. Stokely
                               Name:  John E. Stokely
                               Title: President and Chief
                                       Executive Officer